EXHIBIT 12.1

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Successor (a)			Predecessor A (b)			Predecessor B (c)
	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008	Period from August 4, 2007 to December 31, 2007	Period from January 1, 2007 to August 3, 2007
	(in millions of dollars)			(in millions of dollars)			(in millions of dollars)
Earnings:
Income (loss) before income taxes (g)	$381	$(513)	$(3,756)	$(4,742)	$(16,054)	$(374)	$(4,164)
Equity (income) loss	3	5	2	—	29	5	6
Fixed charges	1,409	1,588	692	752	1,667	896	759
Amortization of capitalized interest, net of amount capitalized	(74)	(169)	(91)	(27)	(81)	(25)	25

Earnings available for fixed charges	1,719	911	(3,153)	(4,017)	(14,439)	502	(3,374)

Fixed Charges:
Interest expense	$1,238	$1,276	$470	$615	$1,080	$640	$515
Gold Key Lease interest expense (d)	21	90	68	62	380	175	121
Capitalized interest	100	175	91	32	85	25	42
Estimated interest on operating leases (e)	50	47	63	43	122	56	81

Total fixed charges	1,409	1,588	692	752	1,667	896	759

Ratio of earnings to fixed charges	1.22x	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges (f)	N/A	677	3,845	4,769	16,106	394	4,133

(a)	Successor refers to Chrysler Group LLC and the period on and after June 10, 2009.
(b)	Predecessor A refers to Old Carco LLC (“Old Carco”) (f/k/a Chrysler LLC) and the period from August 4, 2007 through June 9, 2009.
(c)	Predecessor B refers to Chrysler Automotive and the period from January 1, 2007 to August 3, 2007. Chrysler Automotive was not separately organized under an existing legal structure. The financial results for Chrysler Automotive were derived from the audited consolidated financial statements and accounting records of Daimler AG (f/k/a DaimlerChrysler AG) (“Daimler”) and include expense allocations applicable to the business. The financial results of Chrysler Automotive are not necessarily indicative of those for a stand-alone company.
(d)	Represents financial interest expense and net interest accretion related to Gold Key Lease financing activities which are included in Cost of Sales.
(e)	Amount is calculated as one-third of net operating lease expense.
(f)	Earnings for the year ended December 31, 2010, period from June 10, 2009 to December 31, 2009, period from January 1, 2009 to June 9, 2009, year ended December 31, 2008 and period from January 1, 2007 to August 3, 2007 were inadequate to cover fixed charges.

(g)	Income (loss) before income taxes includes the following:

	Successor (a)			Predecessor A (b)			Predecessor B (c)
	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008	Period from August 4, 2007 to December 31, 2007	Period from January 1, 2007 to August 3, 2007
				(in millions of dollars)
Loss on extinguishment of debt (1)	$551	$—	$—	$—	$—	$—	$677
Restructuring expenses (income), net (2)	3	48	34	(230)	1,306	21	1,200
Remeasurement loss on VEBA Trust Note and Membership Interests (3)	—	—	2,051	—	—	—	—
Loss on Canadian Health Care Trust Settlement (4)	—	46	—	—	—	—	—
Impairment of brand name intangible assets (5)	—	—	—	844	2,857	—	—
Impairment of goodwill (6)	—	—	—	—	7,507	—	—
Impairment of property, plant and equipment (7)	—	—	—	391	—	—	—
Gain on NSC settlement (8)	—	—	—	(684)	—	—	—
Gain on Daimler pension contribution (9)	—	—	—	(600)	—	—	—
Reorganization expense, net (10)	—	—	—	843	—	—	—

(1)	In connection with the repayment of our outstanding obligations under the U.S. Treasury and the Economic Development Corporation (“EDC”) credit facilities in May 2011, we recognized a $551 million loss on extinguishment of debt during the year ended December 31, 2011, which consisted of the write off of $136 million of unamortized discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury first lien credit facilities and $367 million of unamortized discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities. During the period from January 1, 2007 to August 3, 2007, a $677 million loss on early extinguishment of debt was recognized in conjunction with the Cerberus transaction.
(2)	In February 2007, Old Carco announced a three-year Recovery and Transformation Plan (“RTP I Plan”), which was aimed at restructuring its business. Old Carco was required to continuously evaluate and reduce its cost structure in response to the continued deterioration of its business and subsequently initiated three additional Recovery and Transformation Plans (“RTP”). The RTP II Plan was initiated in conjunction with the Cerberus transaction in August 2007 and costs of implementing the RTP II Plan were included in the determination of the fair values of liabilities assumed in the allocation of the purchase price as a result of the transaction. The RTP III Plan was initiated in 2008 and the RTP IV Plan was initiated in 2009 in conjunction with its bankruptcy filings. Overall the plans were aimed at further restructuring the business to be aligned with a smaller market and refocus product offerings towards smaller, more fuel-efficient vehicles. The restructuring plans included significant workforce reductions, idling of facilities, elimination of excess production capacity, including work shift eliminations, modifications to its domestic and international parts distribution operations, including the closures of certain parts distribution centers in the U.S. and Canada, and refinements to its product portfolio. In connection with the 363 Transaction, we assumed certain liabilities related to specific restructuring actions commenced by Old Carco. Restructuring expenses (income), net for the years ended December 31, 2011 and 2010 and the period from June 10, 2009 to December 31, 2009, were primarily due to refinements to existing reserves for the RTP I, II, III and IV Plans.
(3)	As a result of the December 31, 2009 remeasurement, the OPEB obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in OPEB net periodic benefit costs due to increases in the fair values of the VEBA Trust Note and Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, from June 10, 2009 to December 31, 2009.

(4)	In August 2010, Chrysler Canada Inc. entered into a settlement agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada, (“CAW”), to permanently transfer the responsibility for providing postretirement health care benefits to CAW represented employees, retirees and dependents to a new retiree plan. The new retiree plan will be funded by the Canadian Health Care Trust (“HCT”). During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.
(5)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.
(6)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.
(7)	During the period from January 1, 2009 to June 9, 2009, Old Carco recorded a property, plant and equipment impairment charge of $391 million on the long-lived assets which were not acquired by us. The impairment was primarily the result of the Old Carco bankruptcy cases, continued deterioration of Old Carco’s revenues, ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as taking into consideration the expected proceeds to be received upon liquidation of the assets.
(8)	On March 31, 2009, Daimler transferred its ownership of 23 international distribution centers (“NSCs”) to Chrysler Holding LLC (“Chrysler Holding”), which simultaneously transferred the NSCs to Old Carco. Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, resulting in a net gain of $684 million.
(9)	On June 5, 2009, Old Carco, Chrysler Holding, Cerberus Capital Management L.P. (“Cerberus”), Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal annual cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. This receivable and certain pension plans were subsequently transferred to us as a result of the 363 Transaction.
(10)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially offset by a gain on extinguishment of certain financial liabilities and accrued interest. On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court.